29 September 2011

National Grid plc

Board Appointment

National Grid today announces the appointment of Ruth Kelly as a Non-executive Director with effect from 1 October 2011.

Ruth Kelly is a Managing Director at HSBC and has held various important roles during her ministerial career in Government from 2001 to 2008. These roles included Secretary of State for Transport, Secretary of State for Communities and Local Government, Secretary of State for Education and Skills and Financial Secretary to the Treasury. She is also a Governor for the National Institute of Economic and Social Research. She has a MSc in Economics from the London School of Economics and spent her early career in the Bank of England.

Sir John Parker, Chairman, said: “I warmly welcome Ruth to the Board of National Grid. Ruth brings a wealth of financial and economic experience, knowledge of large infrastructure projects and the regulatory interfaces from her years in the higher levels of Government and in her current role at HSBC.”

National Grid confirms that no further information is required to be disclosed pursuant to LR 9.6.13R of the Listing Rules of the UK Financial Services Authority.